RMS

S )N

17005595

SEC Mail Processing Section
FEB 24 2017
Washington DC
406

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | May 31, 2017 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-00099 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Associated Investment Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

433 Main Street
(No. and Street)

| Green Bay | WI | 54301 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael David Kuipers (952) 912 - 5280
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CliftonLarsonAllen, LLP
(Name – *if individual, state last, first, middle name*)

| 1966 Greenspring Drive, Suite 300 | Timonium | MD | 21093 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OM

AKB

# OATH OR AFFIRMATION

I, Michael David Kuipers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Associated Investment Services, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTINE M. THOMPSON
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2020

Signature

President and CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ASSOCIATED INVESTMENT SERVICES, INC.
## (A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED TRUST COMPANY, NA)

### FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

### YEAR ENDED DECEMBER 31, 2016

### TABLE OF CONTENTS

CliftonLarsonAllen

CliftonLarsonAllen LLP
CLAconnect.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Associated Investment Services, Inc.
Green Bay, Wisconsin

We have audited the accompanying statement of financial condition of Associated Investment Services, Inc. (the Company) as of December 31, 2016, and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (exemption); Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (exemption)), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (exemption); Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (exemption)), is fairly stated, in all material respects, in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

**CliftonLarsonAllen LLP**

Baltimore, Maryland
February 20, 2017

A member of
Nexia
International

# ASSOCIATED INVESTMENT SERVICES, INC.
## (A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED TRUST COMPANY, NA)

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2016

| | |
|---|---|
| ASSETS | |
| Cash and cash equivalents | $4,524,200 |
| Securities not readily marketable, at estimated fair value | 1,000 |
| Deposit with clearing broker | 202,769 |
| Receivable from broker/dealer and clearing organization | 956,974 |
| Prepaid assets | 135,492 |
| Pension asset | 3,679,871 |
| Other assets | 1,012,913 |
| Federal income tax receivable from related party | 46,280 |
| State income tax receivable from related party | 22,063 |
| Total assets | $ 10,581,562 |
| | |
| LIABILITIES AND STOCKHOLDER'S EQUITY | |
| Accrued personnel expense | $ 1,512,360 |
| Deferred revenue-trade credit clearing broker | 562,500 |
| Deferred tax liabilities, net | 1,227,282 |
| Payable to clearing organization | 59,167 |
| Other liabilities | 35,380 |
| Total liabilities | $ 3,396,689 |
| | |
| Stockholder's equity | |
| Common stock (No par value with a stated value of $100 per share, authorized 1,000 shares, issued and outstanding 480 shares) | $ 48,000 |
| Surplus | 4,953,282 |
| Retained earnings | 2,183,591 |
| Total stockholder's equity | 7,184,873 |
| Total liabilities and stockholder's equity | $ 10,581,562 |

See accompanying notes to financial statements.

## ASSOCIATED INVESTMENT SERVICES, INC.
### (A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED TRUST COMPANY, NA)

### STATEMENT OF INCOME
### FOR THE YEAR ENDED DECEMBER 31, 2016

| | |
|---|---|
| REVENUE: | |
| Commissions | $ 5,197,552 |
| Annuity and insurance commission revenue | 5,955,216 |
| Investment advisory fees | 4,277,374 |
| Other revenues | 1,882,561 |
| Interest and dividends | 3,492 |
| Total revenue | 17,316,195 |
| EXPENSES: | |
| Personnel expense | 10,008,094 |
| Management and administrative fees paid to related party | 2,125,023 |
| Occupancy and equipment | 834,352 |
| Clearance fees paid to broker-dealer | 465,690 |
| Communications and data processing | 407,114 |
| Business development and advertising | 117,590 |
| Other expenses | 182,075 |
| Total expenses | 14,139,938 |
| Income before income tax expense | 3,176,257 |
| Income tax expense | 1,237,635 |
| Net income | $ 1,938,622 |

See accompanying notes to financial statements.

## ASSOCIATED INVESTMENT SERVICES, INC.
## (A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED TRUST COMPANY, NA)

### STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
### FOR THE YEAR ENDED DECEMBER 31, 2016

| | Common Stock | | | Retained | |
|---|---|---|---|---|---|
| | Shares | Amount | Surplus | Earnings | Total |
| Balance, December 31, 2015 | 480 | $ 48,000 | $ 4,888,256 | $ 744,969 | $ 5,681,225 |
| Net income | --- | --- | --- | 1,938,622 | 1,938,622 |
| Dividends | --- | --- | --- | (500,000) | (500,000) |
| Stock-based compensation expense, net of forfeitures | --- | --- | 65,026 | --- | 65,026 |
| Balance, December 31, 2016 | 480 | $ 48,000 | $ 4,953,282 | $ 2,183,591 | $ 7,184,873 |

See accompanying notes to financial statements.

# ASSOCIATED INVESTMENT SERVICES, INC.
## (A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED TRUST COMPANY, NA)

### STATEMENT OF CASH FLOWS
### FOR THE YEAR ENDED DECEMBER 31, 2016

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net income | $ 1,938,622 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Stock-based compensation expense, net | 65,026 |
| Decrease in deposit with clearing broker | 7,231 |
| Increase in net receivable from broker/dealer and clearing organization | (49,541) |
| Increase in prepaid assets | (5,952) |
| Increase in prepaid pension cost | (115,992) |
| Increase in other assets | (361,547) |
| Increase in accrued personnel expense | 383,203 |
| Decrease in other liabilities | (50,174) |
| Decrease in state income tax payable from related party | (148,837) |
| Decrease in federal income taxes payable to related party | (555,692) |
| Increase in deferred tax liabilities, net | 79,552 |
| Net cash provided by operating activities | 1,185,899 |
| CASH FLOWS FROM FINANCING ACTIVITIES | |
| Cash dividends paid | (500,000) |
| Net cash used in financing activities | (500,000) |
| Net increase in cash and cash equivalents | 685,899 |
| Cash and cash equivalents at beginning of year | 3,838,301 |
| Cash and cash equivalents at end of year | $4,524,200 |

Supplemental disclosures of cash flow information:
Cash paid during the year for income taxes $ 1,770,291

See accompanying notes to financial statements.

## NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles. Significant accounting and reporting policies follow.

### Principal Business Activity

Associated Investment Services, Inc. (the "Company"), a wholly owned subsidiary of Associated Trust Company, NA (the "Parent"), is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Chicago Stock Exchange.

The Company acts as an introducing broker, clears all transactions on a fully disclosed basis with a clearing broker or dealer, and transmits all customer funds and securities to the clearing broker or dealer.

### Revenue Recognition

Commissions are charged to client securities accounts for transaction-based brokerage services, such as mutual fund and stock transactions. Commissions also include mutual fund 12b-1 fees resulting from the sale of investment company products. The 12b-1 fees are based on the net asset value of customer investments in the investment company products. Commission income from customer security transactions is recorded on a trade date basis.

Commissions due from insurance companies for the placement of insurance policies are recognized as of the date on which (a) the client is afforded protection under the policy, (b) the premium due under the policy can be reasonably estimated, and (c) the premium is billable to the client. A liability to the employee agents for commissions payable related to those policies, if any, is recognized with the recognition of the revenue from the policies.

Investment advisory fees include asset management fees charged on client advisory accounts. These fees are based on the market value of the portfolio at the end of the preceding month.

### Cash and Cash Equivalents

The Company considers cash and interest bearing deposits with other financial institutions to be cash and cash equivalents.

### Securities

The Company owns shares in the Chicago Exchange which are not readily marketable and are reported at estimated fair value.

### Fixed Assets

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Furniture and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets of 3 to 14 years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the improvement or the term of the lease. Maintenance and repair costs are charged to expense as incurred. As of December 31, 2016, all of the Company's fixed assets were fully depreciated.

Software, included in other assets in the Statement of Financial Condition, is stated at cost less accumulated amortization and is amortized on a straight-line basis over the lesser of the contract term or the estimated useful life of the software. In February 2016, the Company implemented software used for the purpose of tracking commissions. As of December 31, 2016, the net book value of the software was approximately $71,000.

### Income Taxes

The Company is included in the consolidated federal income tax return filed by Associated Banc-Corp (the "Corporation"). Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax calculated is remitted to the Corporation.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using currently enacted tax rates. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

### Use of Estimates in Preparation of Financial Statements

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

### Stock-Based Compensation

The Company recognizes compensation expense for the fair value of stock options and restricted stock awards on a straight-line basis over the vesting period of the grants. Compensation expense recognized is included in personnel expense in the Statement of Income. See Note 9 for additional information on stock-based compensation.

## NOTE 2 RECEIVABLE FROM AND PAYABLE TO BROKER/DEALERS AND CLEARING ORGANIZATION

At December 31, 2016, amounts receivable from and payable to the broker/dealer and clearing organization consist of fees and commissions receivable, and the related charges of customer transactions cleared through another broker/dealer on a fully disclosed basis.

## NOTE 3 INCOME TAXES

Income tax expense for the year ended December 31, 2016 consists of the following.

| | |
|---|---|
| Current: | |
| Federal | $ 943,879 |
| State | 246,920 |
| Total current | 1,190,799 |
| Deferred: | |
| Federal | 34,001 |
| State | 12,835 |
| Total deferred | 46,836 |
| Income tax expense | $ 1,237,635 |

Deferred income taxes are provided for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. The major differences that give rise to the deferred tax assets and liabilities for the year ended December 31, 2016 are as follows.

| | |
|---|---|
| Deferred Tax Assets: | |
| Accrued liabilities | $ 14,690 |
| State income taxes | 86,631 |
| Deferred compensation | 284,023 |
| Total deferred tax assets | 385,344 |
| Deferred Tax Liabilities: | |
| Prepaid expenses | (16,805) |
| Fixed assets | (5,923) |
| Deferred pension cost | (1,589,898) |
| Total deferred tax liabilities | (1,612,626) |
| Net deferred tax liabilities | $ (1,227,282) |

The effective tax rate differs from the statutory federal tax rate. The major reasons for this difference in 2016 are as follows.

| | |
|---|---|
| Federal income tax rate at statutory rate | 35.0% |
| Changes resulting from: | |
| State income taxes (net of federal income taxes) | 5.0% |
| Non-deductible meals, entertainment, and other non-deductible expenses | 0.3% |
| Equity based compensation | (1.3%) |
| Effective income tax rate | 39.0% |

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets at December 31, 2016 is dependent upon the Company's ability to generate future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income (both of the Company and the consolidated/combined group within which the federal and state tax returns are filed), and, if necessary, tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deferred tax assets at December 31, 2016. No valuation allowance has been recorded at December 31, 2016.

It is the Company's policy to provide for uncertainty in income taxes and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. Any such interest or penalties related to unrecognized tax benefits is recognized in income tax expense. The Company has not provided for any uncertainty in income taxes at December 31, 2016 or December 31, 2015. As such, no accrued tax interest or penalties have been recognized by the Company during 2016 or at December 31, 2015.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company's federal income tax returns are open and subject to examination from the 2013 tax return year and forward. The years open to examination by state and local government authorities varies by jurisdiction.

## NOTE 4 EMPLOYEE BENEFITS

Substantially all full-time employees of the Company are covered under the noncontributory defined benefit plan ("Benefit Plan") of the Corporation. Under the Benefit Plan, the Company is allocated a portion of the Benefit Plan expense and contributions to the Benefit Plan based on the employees' level of compensation, and the pension obligation is recognized by Associated Bank, NA (the "Bank"), which is a wholly owned subsidiary of the Corporation. The Benefit Plan was in an overfunded position throughout 2016, resulting in a pension asset of $3.7 million in the Statement of Financial Condition at December 31, 2016 and a reduction to personnel expense of $116,000 on the Statement of Income for the Company's share of the Benefit Plan expense for 2016.

Substantially all full-time employees of the Company are covered under the 401(k) and Employee Stock Ownership Plan (Savings Plan) of the Corporation, and employees may make pre-tax contributions up to certain IRS dollar limits. Total expense related to the Company's contributions to the Savings Plan was approximately $400,000 in 2016, included in personnel expense on the Statement of Income.

## NOTE 5 COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases office space from the Bank and its various entities under operating lease arrangements that are cancelable under mutual agreement. Lease payments are determined annually based upon base rents, other operating costs and occupied square footage. Rent expense, included in occupancy and equipment on the Statement of Income, for all related-party operating leases, totaled approximately $833,000 in 2016. There are no long-term lease obligations.

The Company may be named as defendant in or be a party to various pending and threatened legal proceedings in the normal course of business activities. Because the Company cannot state with certainty the range of possible outcomes or plaintiffs' ultimate damage claims, management cannot estimate the timing or specific possible loss or range of loss that may result from these proceedings. Management believes, based upon current knowledge, that liabilities arising out of any such current proceedings will not have a material adverse effect on the financial position, results of operations or liquidity of the Company.

## NOTE 6 RELATED-PARTY TRANSACTIONS

The Company maintained a balance of approximately $2.1 million of cash and cash equivalents at the Bank at December 31, 2016.

The Company paid management and administrative fees of approximately $2.1 million in 2016 to the Bank. The management and administrative fees include key shared functions such as, human resources, finance, risk management, operations, and technology.

As discussed in Note 1 and Note 3, the Company is included in the consolidated federal income tax return filed by the Corporation. Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax calculated is remitted to the Corporation. The Company paid approximately $1.8 million in 2016 to the Corporation for income taxes. At December 31, 2016, the Company is due approximately $46,000 of federal income tax receivable and $22,000 of state income tax receivable.

Pension and profit-sharing plan expense allocations are discussed in Note 4.

Terms of leases (including rent expense) with the Bank and its various entities are discussed in Note 5.

As discussed further in Note 9, employees of the Company may receive grants of stock options and restricted stock awards related to the common stock of the Corporation. Expense related to such stock-based compensation is included in personnel expense on the Statement of Income.

## NOTE 7 OFF-BALANCE SHEET AND CONCENTRATION OF CREDIT

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company, through a clearing broker/dealer, extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the clearing broker/dealer executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The clearing broker/dealer, seeks to control the risks associated with the Company's customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The clearing broker/dealer monitors the Company's customers' required margin levels daily and, pursuant to such guidelines, require the Company to contact the Company's customers to deposit additional collateral or to reduce positions when necessary.

## NOTE 8 NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The required minimum net capital for the Company is the greater of $50,000 or 6 2/3% of aggregated indebtedness. At December 31, 2016, the Company had net capital as defined under regulatory capital requirements of approximately $1.2 million which was approximately $1.0 million in excess of its required net capital of $145,000. The Company's ratio of aggregate indebtedness to net capital ratio was 1.84 to 1.00 at December 31, 2016.

## NOTE 9 STOCK-BASED COMPENSATION

The Company recognizes expense for stock-based compensation using the fair value method of accounting. The fair value of stock options granted for common stock of the Corporation is estimated on the date of grant using a Black-Scholes option pricing model, while the fair value of restricted stock awards of the common stock of the Corporation is the fair market value on the date of grant. The fair value of stock options and restricted stock awards is amortized as personnel expense on a straight-line basis over the vesting period of the grants.

Assumptions are used in estimating the fair value of stock options granted. The weighted average expected life of the stock option represents the period of time that stock options are expected to be outstanding and is estimated using historical data of stock option exercises and forfeitures. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected volatility is based on the implied volatility of the Corporation's stock.

A summary of the Company's stock option activity for 2016 is presented below.

| Stock Options | Shares | Weighted Average Exercise Price |
|---|---|---|
| Outstanding at December 31, 2015 | 42,838 | $18.29 |
| Granted | 7,426 | 17.50 |
| Exercised | (1,343) | 15.30 |
| Forfeited | (1,500) | 29.39 |
| Outstanding at December 31, 2016 | 47,421 | $17.90 |
| Options exercisable at December 31, 2016 | 39,995 | $17.97 |

A summary of the Company's restricted stock awards activity for 2016 is presented below.

| Restricted Stock Awards | Shares | Weighted Average Grant Date Fair Value |
|---|---|---|
| Outstanding at December 31, 2015 | 6,480 | $17.48 |
| Granted | 7,427 | 17.50 |
| Vested | (2,386) | 17.01 |
| Forfeited | (562) | 18.16 |
| Outstanding at December 31, 2016 | 10,959 | $17.56 |

The Company recognized compensation expense of approximately $5,500 and $59,500 during 2016 for the vesting of stock options and restricted stock awards, respectively. At December 31, 2016, the Company had approximately $19,500 and $131,000 of unrecognized compensation costs related to stock options and restricted stock awards, respectively, that are expected to be recognized over the remaining vesting period of approximately 3 years.

## NOTE 10 FAIR VALUE MEASUREMENTS

Fair value represents the estimated price at which an orderly transaction to sell an asset or to transfer a liability would take place between market participants at the measurement date under current market conditions (i.e., an exit price concept). Assets and liabilities are categorized into three levels based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy in which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. Below is a brief description of each fair value level.

**Level 1 inputs** Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

**Level 2 inputs** Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

**Level 3 inputs** Level 3 inputs are unobservable inputs for the asset or liability, which is typically based on an entity's own assumptions, as there is little, if any, related market activity.

There have been no changes in the valuation methodologies used at December 31, 2016, and there have been no transfers between the fair value levels.

<u>Securities not readily marketable, at estimated fair value</u>:
The Company's shares in the Chicago Stock Exchange totaled $1,000 at December 31, 2016 and are classified within Level 2 of the fair value hierarchy.

## NOTE 11 SUBSEQUENT EVENTS

Management has evaluated subsequent events for potential recognition or disclosure through February 20, 2017, the date the financial statements were available to be issued. There were no events noted that required adjustment to or disclosure in these financial statements.

## ASSOCIATED INVESTMENT SERVICES, INC.
### (A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED TRUST COMPANY, NA)

**Schedule I**

**Computation of Net Capital Under Rule 15c3-1**
**December 31, 2016**

| | | |
|---|---|---|
| NET CAPITAL: | | |
| Total stockholder's equity | | $7,184,873 |
| Deductions and/or charges: | | |
| Total Non-allowable assets from | | |
| Statement of Financial Condition: | | |
| Prepaid assets | 135,492 | |
| Prepaid pension cost | 3,679,871 | |
| Other assets | 2,099,411 | |
| Total Non-allowable assets | 5,914,774 | |
| Other deductions and/or charges | 90,516 | |
| Total deductions and/or charges | | (6,005,290) |
| Net capital | | $1,179,583 |
| COMPUTATION OF AGGREGATE INDEBTEDNESS: | | |
| Items included in statement of financial condition: | | |
| Accounts payable, accrued expenses, and other liabilities | | $ 2,169,407 |
| Percentage of aggregate indebtedness to net capital | | 183.91 |
| Ratio: Aggregate indebtedness to net capital | | 1.84 to 1.00 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT: | | |
| Minimum net capital required (6-2/3% of aggregate indebtedness) | | $ 144,627 |
| Minimum dollar net capital requirement | | $ 50,000 |
| Net capital requirement (greater of minimum net capital or minimum dollar net capital) | | $ 144,627 |
| Excess net capital | | $ 1,034,956 |
| Net capital less greater of 10% of Total aggregate indebtedness Or 120% of Minimum dollar net capital requirement | | $ 962,642 |

There is no material difference between the computation of net capital above and that reported by the Company in the December 31, 2016, Part II A (unaudited) of Form X-17A-5 filed on January 24, 2017.

See accompanying report of independent registered public accounting firm.

**Schedule II**

**Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (exemption)**
**December 31, 2016**

The Company claims an exemption from computing the reserve requirements under Rule 15c3-3, paragraph (k)(2)(ii), of the Securities Exchange Act of 1934 as well as including information relating to the possession or control requirements under Rule 15c3-3. The Company clears through another broker-dealer on a fully disclosed basis, carries no margin accounts, and does not hold funds or securities for or owe money or securities to customers. Should the Company receive any customer funds and securities, they are promptly transmitted to the clearing broker who carries the accounts of such customers on a fully disclosed basis.

**Schedule III**

**Information Relating to the Possession or Control Requirements under Rule 15c3-3 (exemption)**
**December 31, 2016**

The Company claims an exemption from computing the reserve requirements under Rule 15c3-3, paragraph (k)(2)(ii), of the Securities Exchange Act of 1934 as well as including information relating to the possession or control requirements under Rule 15c3-3. The Company clears through another broker-dealer on a fully disclosed basis, carries no margin accounts, and does not hold funds or securities for or owe money or securities to customers. Should the Company receive any customer funds and securities, they are promptly transmitted to the clearing broker who carries the accounts of such customers on a fully disclosed basis.